April 21, 2009

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549

Attention: Ryan Houseal

Re:	ScanSource, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Filed August 28, 2008 File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated April 2, 2009 (the “Staff’s Letter”) from Barbara C. Jacobs of the staff of the Securities and Exchange Commission (the “Staff”) to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 28, 2008 (the “Annual Report”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

Part I

Item 1. Business, page 1

General

1. We note your disclosure on page 3 and your risk factor disclosure “Vendor relationships – our success is highly dependent on our relationships with vendors…” on page 6 where you state that sales of products from your ten largest vendors accounted for approximately 85% of your net sales for 2008. Please tell us what consideration you gave to including a discussion that provides the names of, and a description of the material terms of your relationships with, these vendors and clarify whether you are substantially dependent upon any of these relationships. In addition, please confirm in your response that you will include this information in future filings when necessary.

Response:

In connection with the preparation of our Form 10-K filing for our fiscal year ended June 30, 2008, we considered including the names and material terms of our relationship with our vendors. As a distribution company, we consider our relationship with our vendors, including the agreements

U.S. Securities and Exchange Commission

April 21, 2009

with such vendors to contain significant confidential information. We consider the specific pricing terms of our agreements with our vendors to be commercial information that is privileged or confidential, the public disclosure of which could cause substantial harm to the competitive position of the Company and not necessary for the protection of investors. In addition, these agreements contain confidentiality provisions that generally prohibit the Company from publicly disclosing the terms.

While our relationships with our vendors are important, we are currently not dependent on any one of these relationships. In addition, the composition of our top ten vendors change periodically. Therefore, a list of our top ten vendors at any point in time may become outdated following the filing.

Competition, page 5

2. In future filings, when discussing competitive conditions, please provide a separate discussion for each of your segments and principal products. See Item 101(c)(1)(x) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and we will include in future filings separate discussions of the competitive conditions for each of our segments and principal products in future filings as outlined in Item 101(c)(1)(x) of Regulation S-K.

Part II

Incorporated by Reference from the Annual Report to Shareholders for fiscal year ended June 30, 2008, filed as exhibit 13.1

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview

3. We note your statement on page 14 of your definitive proxy statement filed October 22, 2008 that return on invested capital (ROIC) is the “primary metric relied upon by [your] management to monitor and evaluate [your] business performance.” Please tell us how you considered enhancing the Overview section to include a discussion of ROIC and other important matters on which your executives focus in evaluating financial condition and operating performance to provide the context for the discussion and analysis of the financial statements pursuant to Section III.A of SEC Release No. 33-8350.

Response:

We believe that enhancing the Overview section to include a discussion of return on invested capital (“ROIC”) would be helpful to an investor. We also consider operating income as an important matter on which our executives focus in evaluating the Company’s financial condition and operating performance. In our future filings we will enhance the Overview Section to include a discussion of ROIC substantially as follows:

“The Company’s executives focus on operating income and return on invested capital (“ROIC”) in evaluating and monitoring the Company’s financial condition and operating performance. ROIC is used by the Company to assess its efficiency at allocating the capital under its control to generate returns. ROIC is computed by the Company as net income plus income taxes, interest expense, depreciation and amortization divided by invested capital. Invested capital includes all monetary capital invested calculated as follows – average interest bearing debt and average shareholders’ equity. The Company uses ROIC as a performance measurement because it believes that this metric best balances the Company’s operating results with its asset and liability management, it excludes the results of capitalization decisions, is easily computed, communicated and understood and drives changes in shareholder value.”

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April 21, 2009

The Company’s MD&A in the Annual Report includes a discussion of operating income in the Overview section. We will continue to include a discussion of operating income in the Overview section in future filings.

Results of Operations, page 18

4. Please tell us what consideration you gave to including a detailed discussion of ROIC in your MD&A as a key performance metric used to manage your business. See Section II.B.1 of SEC Release No. 33-8350.

Response:

Our MD&A contains a detailed discussion of net income and the provision for income taxes, the key components of the numerator of the ROIC equation. Further discussion in Liquidity and Capital Resources contains disclosure of major changes in debt or equity which is the denominator in the calculation. However, upon further consideration an additional disclosure of an ROIC table for the applicable periods in the MD&A would be helpful to the reader. We will include such an analysis in future filings.

5. We note your risk factor disclosure on page 6 that pricing pressures resulting from vendor efforts to reduce the number of distributors with which they do business may adversely affect your operating results. Please tell us to what extent you considered the effects, if any, that these pricing pressures have had on your operating results when discussing your results of operations. See Item 303(a)(3) of Regulation S-K.

Response:

While vendor efforts to reduce the number of distributors have occurred in other areas of high technology distribution, we have been largely untouched by any such efforts. Were such efforts to be undertaken by a vendor, one of the possible consequences could be increased pricing pressure from the other remaining distributors. Our results for the fiscal year ended June 30, 2008 were not impacted by this type of pricing pressure.

U.S. Securities and Exchange Commission

April 21, 2009

Part III

Incorporated by Reference from Definitive Proxy Statement, filed October 22, 2008

Executive Compensation, page 11

Cash Incentives, page 14

6. We note your disclosure that the June 30, 2008 amendment and restatement of Mr. Baur’s employment agreement will change his bonus structure for fiscal year 2009. In addition, we note that his base salary will be increased by $50,000. In future filings, please clarify the range in which Mr. Baur’s new compensation package falls within the peer group of companies used as part of the assessment of his total compensation package for fiscal year 2009.

Response:

We acknowledge the Staff’s comment and in future proxy statement filings, including the proxy statement for the Company’s 2009 annual meeting, we will provide the specific range in which Mr. Baur’s compensation package falls within the peer group of companies used as a part of any assessment of his total compensation package.

7. We note your disclosure on page 15 that costs associated with forming your Special Committee were included in the calculation performed in connection with determining Mr. Baur’s annual cash incentive award, but were not included in the calculation performed in connection with determining Mr. Benbenek’s and Ms. Meade’s cash incentive awards. Please advise as to why the Special Committee costs were included in the calculation used to determine Mr. Baur’s cash incentive award and not Mr. Benbenek’s and Ms. Meade’s.

Response:

The Compensation Committee of the Company’s Board of Directors determined that the costs associated with forming the Special Committee should not be included in the calculation performed in connection with determining Mr. Benbenek and Ms. Meade’s cash incentive awards. The Compensation Committee made this determination because neither Mr. Benbenek nor Ms. Meade were involved in the historic administration or approval process of the Company’s stock option program.

8. We note your disclosure on page 16 that Mr. Cleys’ target bonus for fiscal year 2008 was based on a subjective assessment of his performance rather than on the operating income and ROIC measurements. We further note your disclosure explaining that the assessment of Mr. Cleys’ performance was based in part on your overall operational performance. In future filings, please describe the specific items of corporate performance that are taken into account in making compensation decisions for your named executive officers whenever corporate performance is taken into account. See Item 402(b)(2)(v) of Regulation S-K. See also Item 402(b)(2)(vii) which requires a description of the elements of individual performance and/or contribution that are taken into account when making compensation decisions.

U.S. Securities and Exchange Commission

April 21, 2009

Response:

We acknowledge the Staff’s comments and we will describe in the proxy statement for the Company’s 2009 annual meeting and future proxy statements as appropriate, the specific items of corporate performance that are taken into account in making compensation decisions for our named executive officers whenever corporate performance is taken into account.

9. We note your disclosure on page 16 that stock options were granted to all of your company’s executive officers during fiscal year 2008 as well as the 2008 grants of plan-based awards table on page 20 where you report that you granted options to named executive officers during the fiscal year 2008. Ensure that your compensation discussion and analysis addresses this form of compensation in a materially complete manner, including how the Compensation Committee determined the size of the grant for the named executive officers. See Item 402(b)(2) of Regulations S-K. In this regard, we note the disclosure on page 17 that the Compensation Committee considers, among other matters, “overall Company performance, the number of stock options available for award, the value of the proposed award and the amount awarded in prior years.”

Response:

We acknowledge the Staff’s comment and we will disclose in the Compensation Discussion and Analysis in the proxy statement for the 2009 annual meeting and in future proxy statements as appropriate how the Compensation Committee determined the size of the grant for the named executive officers.

Part IV

Item 15, Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2

10. Please ensure for future filings that the certifications required by Exchange Act Rule 13a-14(a) are in the exact form required by Item 601(b)(31) of Regulation S-K. See also SEC Staff Alert: Annual Report Reminders at http://www.sec.gov/divisions/corpfin/cfalerts/cfalerts030405.htm.

Response:

We acknowledge the Staff’s comment and we will ensure that in all future filings the certifications required by Exchange Act Rule 13a-14(a) are in exact form required by Item 601(b)(31) of Regulation S-K.

Closing

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

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April 21, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 286-4319. Thank you for your time and attention.

Sincerely,

ScanSource, Inc.

/s/ Michael L. Baur
Michael L. Baur
Chief Executive Officer

c:	Rich Cleys
John Ellsworth